 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

 SCHEDULE 13G

Information Statement Pursuant to Rule 13d-1
Under the Securities Exchange Act of 1934
(Amendment No. __)*

MODIV INC.
 (Name of Issuer)

Class C Common Stock, $0.001 par value per share
 (Title of Class of Securities)

60784B 101
 (CUSIP Number)

June 12, 2022
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

 Rule 13d-1(c)

The information required in the remainder of this cover page shall not be deemed to be filed
for purpose of Section 18 of the Securities Act of 1934
(the Act) or otherwise subject
to the liabilities of that section of the Act
but shall be subject to all other provisions of the Act
(however, see the Notes.)

CUSIP No. 60784B 101  13G Page 2 of 6 Pages

  1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Group of Trophy, LLC
83-1264758
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
 (b)

  3. SEC USE ONLY
  4. CITIZENSHIP OR PLACE OF ORGANIZATION

California Limited Liability Company

 NUMBER OF SHARES
BENEFICIALLY OWNED   5. SOLE VOTING POWER
1,312,382
BY EACH REPORTING
PERSON WITH   6. SHARED VOTING POWER
0

   7. SOLE DISPOSITIVE POWER
1,312,382

   8. SHARED DISPOSITIVE POWER
0

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,382 shares of Class C Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Approximately 14.93% (based on 7,477,466 shares of Class C Common Stock issued and outstanding as of April 30, 2022
pursuant to the Modiv Inc. Form 10-Q filed with the SEC on May 16, 2022).

12. TYPE OF REPORTING PERSON*
OO

CUSIP No. 60784B 101  13G Page 3 of 6 Pages

Item 1(a). Name of Issuer:
 Modiv Inc.
Item 1(b). Address of Issuer's Principal Executive Offices:
 120 Newport Center Drive
 Newport Beach, CA

Item 2(a). Name of Person Filing:
 Group of Trophy, LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
 21140 S. Avalon Blvd.
 Carson, CA 90745

Item 2(c). Citizenship:
 California, United States of America
Item 2(d). Title of Class of Securities:
 Class C Common Stock, par value of $0.001 per share
Item 2(e). CUSIP Number:
 60784B 101
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

 (a) Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
 (b) Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78o);
 (c) Insurance Company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78o);
(d) Investment Company registered under section 8 of the
Investment Company Act of 1940
(15U.S.C. 80a-8);
 (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with 240.13d
1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with 240.13d-
   1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the
Federal Deposit Insurance
  Act (12 U.S.C. 1813).

CUSIP No. 60784B 101  13G   Page 4 of 6 Pages

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); or
(k) Group, in accordance with 240.13d -1(b)(1)(ii)(K).
If filing as a non- U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.
If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.
 (a) Amount Beneficially Owned: 1,312,382 of Class C Common Stock
                           (b) Percent of Class:  Approximately 14.93%
(based on 7,477,466 shares of Class C Common Stock issued
and outstanding as of April 30, 2022 pursuant to the Modiv Inc.
Form 10-Q filed with the SEC on May 16, 2022).

 (c) Number of shares as to which such person has:
  (i) Sole power to vote or to direct the vote: 1,312,382
  (ii) Shared power to vote or to direct the vote:  0
  (iii) Sole power to dispose or to direct the disposition of:
 1,312,382
  (iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities,
check the following [    ].

  Instruction.  Dissolution of a group requires a response to this item.

 Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
If any other person is known to have the right
to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities,
a statement to that effect should be included in response to this item and, if such interest relates
to more than 5 percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940
or the beneficiaries of an employee benefit plan,
pension fund or endowment fund is not required.

 Not applicable.

CUSIP No. 60784B 101  13G Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported
on by the Parent Holding Company or Control Person.
If a parent holding company or control person has filed
this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g)
and attach an exhibit stating the identity
and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c)
or Rule 13d-1(d),
attach an exhibit stating the identification of the relevant subsidiary.

 Not applicable.

Item 8. Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.

 Not applicable.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions
in the security reported on will be filed,
if required, by members of the group, in their individual capacity.
See Item 5.

 Not applicable.

Item 10. Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired
and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
and were not acquired and are not held in connection with
or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

 Date:  June 12, 2022.

 /s/ Nasser Watar
 Nasser Watar, Manager

CUSIP No. 60784B 101  13G Page 6 of 6 Pages

 The original statement shall be signed by each person
on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person
by his authorized representative
(other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however,
that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and title of each person who signs the statement
shall be typed or printed beneath his signature.

 Note.  Schedules filed in paper format shall include
a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties for whom copies are to be sent.

 Attention.  Intentional misstatements or omissions of fact
constitute federal criminal violations (see 18 U.S.C. 1001).